

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2023

Logan Allin
Chief Executive Officer
ExcelFin Acquisition Corp.
473 Jackson St., Suite 300
San Francisco, CA 94111

> **Re: ExcelFin Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 9, 2023**
> **File No. 001-40933**

Dear Logan Allin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: William Nelson, Esq.